Shareholder Meeting Results

Annual Shareholder Meeting Results
The Funds held their annual meetings of shareholders on December 18, 2014. Common/Preferred shareholders voted as indicated below:

PIMCO California Municipal Income Fund III

Election of Craig Dawson Class III to serve until the annual meeting for the 2017 2018 fiscal year Affirmative 19,666,384
Withheld Authority 432,961

Re-election of Deborah A. DeCotis Class III to serve until the annual meeting for the 2017 2018 fiscal year
Affirmative 19,545,443
Withheld Authority 553,902

Re-election of John C. Maney Class III to serve until the
annual meeting for the 2017 2018 fiscal year Affirmative
19,606,552
Withheld Authority 492,793

The other members of the Board of Trustees at the time of the meeting, namely, Messrs. Hans W. Kertess, William B. Ogden,
IV, James A. Jacobson, Bradford K. Gallagher and Alan
Rappaport continued to serve as Trustees of the Fund.

Interested Trustee